FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For: February 13, 2001;
                                   February 12, 2001;
                                   January 15, 2001;
                                   December 18, 2000;
                                   December 4, 2000;
                                   November 15, 2000




                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                            TST, Kowloon, Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                   RAISES ANNUAL DIVIDEND FROM $0.36 TO $0.40
                  -- DIVIDENDS OF $0.10 TO BE PAID QUARTERLY --

VANCOUVER, CANADA February 13, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that for the eighth consecutive year it is increasing its dividend. The annual dividend will increase to $0.40 per share for 2001 up from $0.36 per share in 2000. The Company will pay quarterly dividends of $0.10 per share commencing with the first quarter dividend to be paid on or before April 21, 2001 to shareholders of record at the close of business on April 1, 2001.

ANNUAL GENERAL MEETING RECORD DATE

The Company will hold its Annual Shareholders Meeting on Friday, June 22, 2001 at 11:30 a.m. in San Francisco, California. The record date is May 1, 2001.

FOURTH QUARTER RESULTS ANALYST CONFERENCE CALL REPLAY

Shareholders, media, and interest investors who were not able to listen to yesterday's Fourth Quarter Results Analyst Conference Call are invited to listen to a replay of the call over the internet by clicking http://www.videonewswire.com/NAM/021201/.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA") tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web-site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                 Q4 SALES UP 60%, EPS UP 45% TO $0.16 VS. $0.11
                2000 SALES UP 47%, EPS UP 109% TO $2.63 VS. $1.26

VANCOUVER, CANADA February 12, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced unaudited results for the fourth quarter ended December 31, 2000. Net sales for the fourth quarter of 2000 were a record of $61.3 million, an increase of 60% compared to net sales of $38.3 million for the fourth quarter of 1999. Operating income for the fourth quarter of 2000 increased to $1.8 million ($0.19 per share) compared to operating loss of $0.7 million ($0.08 loss per share) for the fourth quarter of 1999. Adjusted net income, which excludes the impact of amortization of goodwill and a loss on the sale of the remaining holdings in Group Sense (International) Ltd., increased 227% to $3.3 million ($0.34 per share) compared to $1.0 million ($0.11 per share) for the fourth quarter of 1999. Net income for the fourth quarter of 2000 increased 56% to $1.6 million compared to $1.0 million for the fourth quarter of 1999. Basic and diluted earnings per share for the fourth quarter of 2000 were $0.16 versus $0.11 for the fourth quarter of 1999.

Net sales for the twelve months ended December 31, 2000 increased 47% to $213.7 million from $145.1 million for the twelve months of 1999. Operating income for the twelve months of 2000 increased 26% to $10.5 million ($1.15 per share) compared to operating income for the twelve months of 1999 of $8.3 million ($0.89 per share). Adjusted net income, which excludes the impact of amortization of goodwill and a gain on the sale of holdings in Group Sense (International) Ltd., increased 15% to $13.6 million ($1.50 per share) compared to $11.8 million ($1.26 per share) for the twelve months of 1999. Net income for the twelve months of 2000 increased 103% to $24.0 million compared to net income of $11.8 million for the twelve months of 1999. Basic and diluted earnings per share for the twelve months of 2000 were $2.63 and $2.56 compared to $1.26 and $1.25 for the twelve months of 1999.

The Company continues to maintain a strong financial position, ending the fourth quarter of 2000 with $5.77 of cash per share and approximately $15.90 of net book value per share, based on 10,213,840 shares outstanding as at December 31, 2000. The Company, as at December 31, 2000, had a cash to current liabilities ratio of 1.29, a current ratio of 2.96, a total assets to total liabilities ratio of 4.53, approximately $58.9 million of cash and, even after the acquisition of JIC, its year end net book value increased to $162.4 million up from $125.6 million at December 31, 1999 and its employee count increased from 2800 to 5200.

FORWARD GUIDANCE

The Company guidance for revenue is $340 - $360 million in 2001 and $560 - $600 million in 2002.

Guidance for earnings per share is approximately $2.25 - $2.50 in 2001 and $3.20
- $3.50 in 2002.

By diversifying into telecommunication products and components, including cellular phone LCD modules and rechargeable battery packs, Nam Tai has surpassed its guidance for 2000 sales ($170 - $190 million) and profit ($1.25 - $1.40 EPS) even with a lower profit margin of 14.8%.

Nam Tai's sales have more than doubled, from $102 million in 1998 to $214 million in 2000. The Company expects this trend will continue, with growth in sales and earnings forecasted to exceed 50% in both 2001 and 2002. The forecasts are based on verbal commitments from customers, the increasing trend among Japanese manufacturers to outsource manufacturing to China, and additional sales from the Company's recent acquisition of the JIC Group of Companies.

The Company is focused on expanding its business and increasing its market share of components aimed at the cellular phone market. To facilitate this expansion and satisfy market demand for LCD modules, the Company has ordered four chip on glass ("COG") production lines, to be installed between February and the end of April 2001, increasing the total number of production lines from five lines to nine lines. The cost of all the necessary machinery, including fixtures, factory re-layout, installation and other incidentals is approximately $10 million.

To provide additional capacity for 2002 sales forecasts the Company in November 2000 commenced construction of a five-storied, 138,000 square foot, electronics factory building. It will house a new clean room for advanced COG and chip on board machinery, room for additional surface mount technology ("SMT") production lines, and office space for the research and development department at a budgeted cost for building and equipment of $15 million. An additional 6.5 acres of vacant adjacent land is reserved for future expansion. The Company's $58.9 million of cash on hand is sufficient to finance the Company's existing capital expenditure plans.

FOURTH QUARTER RESULTS ANALYST CONFERENCE CALL

The Company will hold a conference call on Monday, February 12, 2001 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter and year end results and the outlook for 2001 with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by clicking http://www.videonewswire.com/NAM/021201/ or over the phone by dialing (612)-332-0637 just prior to its start time.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA") tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web-site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's forward guidance for 2001 and 2002 sales, gross margins and earnings per share guidance are forward-looking statements the results of which are uncertain and dependant upon many factors including the level of overall growth in the electronics manufacturing services ("EMS") industry, end-user demand, competitive pressures, component constraints, technological obsolescence, changes in general economic conditions, and currency fluctuations. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

NAM  TAI  ELECTRONICS,  INC.
CONSOLIDATED STATEMENTS OF INCOME  (Unaudited)
FOR THE PERIODS ENDED  DECEMBER 31, 2000 AND 1999
(In Thousands of US Dollars except share data)

                                                   Three months ended       Twelve months ended
                                                       December 31              December 31
                                                     2000        1999        2000        1999
----------------------------------------------    ---------- ----------- ----------- -----------

Net sales                                         $ 61,307   $ 38,283    $ 213,688   $ 145,054
Cost of sales                                       53,086     33,513      182,096     120,074
                                                  ---------- ----------- ----------- -----------

Gross profit                                         8,221      4,770       31,592      24,980

Costs and expenses
  Selling, general and administrative expenses       5,477      4,604       17,646      14,913
  Research and development expenses                    915        886        3,489       2,624
  Non-recurring income                                   -          -            -        (848)
                                                  ---------- ----------- ----------- -----------
                                                     6,392      5,490       21,135      16,689
                                                  ---------- ----------- ----------- -----------
Income (loss) from operations                        1,829       (720)      10,457       8,291

Gain on disposal of property,
  plant and equipment                                    -          -          355         302
Interest income                                        736        839        3,300       3,330
Other income (loss) - net                           (1,487)      (419)      10,033      (1,331)
Equity in (loss) income of affiliated companies        (79)       886         (189)      1,146
                                                  ---------- ----------- ----------- -----------

Income before income taxes and minority interest       999        586       23,956      11,738
Income taxes benefit                                   597        439           33          60
                                                  ---------- ----------- ----------- -----------
Income before minority interest                      1,596      1,025       23,989      11,798
Minority interest                                       (2)         -           12           -
                                                  ---------- ----------- ----------- -----------
Net income                                        $  1,594   $  1,025    $  24,001   $  11,798
                                                  ========== =========== =========== ===========

Net income per share
  Basic                                           $   0.16   $   0.11    $    2.63   $    1.26
                                                  ========== =========== =========== ===========
  Diluted                                         $   0.16   $   0.11    $    2.56   $    1.25
                                                  ========== =========== =========== ===========

Weighted average number of shares (`000')
  Basic                                              9,854      9,146        9,114       9,328
  Diluted                                           10,097      9,336        9,375       9,417



                                  Page 3 of 6

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2000 AND DECEMBER 31, 1999
(In Thousands of U.S. Dollars)

                                                       Unaudited           Audited
                                                      December 31        December 31
                                                           2000              1999
---------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                           $    58,896       $    54,215
  Marketable securities                                     7,937                 -
  Accounts receivable, net                                 37,550            24,283
  Inventories                                              27,172            10,901
  Prepaid expenses and deposits                             1,755             2,967
  Income taxes recoverable                                  2,042             2,070
                                                      --------------    ---------------
     Total current assets                                 135,352            94,436

Investments in affiliated companies                         2,054            17,308

Property, plant and equipment, at cost                     76,255            65,076
Less: accumulated depreciation and amortization           (31,656)          (20,359)
                                                      --------------    ---------------
                                                           44,599            44,717
Intangible assets - net                                    24,996               839
Other assets                                                1,369             1,447
                                                      --------------    ---------------
     Total assets                                     $   208,370       $   158,747
                                                      ==============    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                       $     1,499       $     6,949
  Short term debt                                              24                 -
  Accounts payable and accrued expenses                    40,224            25,504
  Amount due to a related party                             2,691                 -
  Dividend payable                                            904               718
  Income taxes payable                                        442                 -
                                                      --------------    ---------------
    Total current liabilities                              45,784            33,171

Deferred income taxes                                          34                 8
Minority interest                                             188                 -
                                                      --------------    ---------------
    Total liabilities                                      46,006            33,179

Shareholders' equity:
  Common shares                                               102                88
  Additional paid-in capital                              105,963            80,870
  Retained earnings                                        56,304            44,566
  Accumulated other comprehensive income (Note 1)              (5)               44
                                                      --------------    ---------------
    Total shareholders' equity                            162,364           125,568

    Total liabilities and shareholders' equity        $   208,370       $   158,747
                                                      ==============    ===============



                                   Page 4 of 6

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2000 AND 1999
(In Thousands of U.S. Dollars)

                                                        Three months ended    Tweleve months ended
                                                           December 31            December 31
                                                        2000        1999         2000        1999
------------------------------------------------    ----------  ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $   1,594   $   1,025    $  24,001   $  11,798
Adjustments to reconcile net income to net cash
 provided by (used in)  operating activities:
   Depreciation and amortization                        2,697       1,838        8,121       5,669
   Loss (gain) on disposal of property,
     plant and equipment                                   11         115         (244)       (159)
   Loss on disposal of a subsidiary                         -           -            -         291
   Unrealized gain on marketable securities              (432)          -         (432)          -
   Loss (gain) on disposal of marketable securities     1,348           -       (9,435)          -
   Gain on disposal of investment in an
     affiliated company                                     -           -       (1,346)          -
   Equity in loss (income) of affiliated companies
     less dividend received and amortization               79        (599)         189        (859)
   Fair value of shares issued as compensation              -           -          135         103
   Deferred income taxes                                 (110)        (48)        (110)        (48)
   Minority interest                                        2           -          (12)          -
Changes in current assets and  liabilities,  net of effects of  acquisition  and disposal:
   Decrease in marketable securities                        -          96            -         287
   Decrease (increase) in accounts receivable           4,858      (3,643)      (5,137)     (8,147)
   Increase in inventories                             (4,137)       (144)     (13,245)     (6,546)
   Decrease (increase) in prepaid expenses
     and deposits                                         25      (1,490)         407        (896)
   (Increase) decrease in income taxes recoverable       (210)        670           28         670
   Increase (decrease) in notes payable                   578      (6,853)      (6,331)       (329)
   (Decrease) increase in accounts payable and
     accrued expenses                                  (7,140)     (6,839)       7,203       7,224
   Increase in amount due to a related party            2,691           -        2,691           -

   Decrease in income taxes payable                      (462)       (378)        (114)       (105)
                                                    ----------- ------------ ----------- ------------
            Total adjustments                            (202)    (17,275)     (17,632)     (2,845)
                                                    ----------- ------------ ----------- ------------
Net cash provided by (used in) operating activities $   1,392   $ (16,250)   $   6,369   $   8,953
                                                    ----------- ------------ ----------- ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Cash outflow on disposal of a subsidiary         $       -   $     (19)   $       -   $     (19)
   Purchase of marketable securities                       (4)          -       (7,504)          -
   Purchase of property, plant and equipment           (1,310)     (2,708)      (3,579)    (17,888)
   Proceeds from disposal of marketable securities      1,625           -       24,213           -
   Proceeds from disposal of investment in an
     affiliated company                                     -           -        3,875           -
   Proceeds from disposal of property, plant
     and equipment                                          -           1          388         322
   (Increase) decrease in other assets                    (36)       (121)         123         (53)
   Acquisition of subsidiaries                         (7,872)          -       (7,872)          -
   Acquisition of business                                  -          23            -        (951)
   Purchase of interest in an affiliated company            -           -       (2,243)          -
                                                    ----------- ------------ ----------- ------------
   Net cash (used in) provided by investing
      activities                                    $  (7,597)  $  (2,824)   $   7,401   $ (18,589)
                                                    ----------- ------------ ----------- ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Notes payable                                    $       -   $   6,949    $       -   $   6,949
   Share buy-back program                                   -      (6,049)         (73)    (10,260)
   Repayment of short term debt                            (1)          -           (1)          -
   Redemption of shares                                     -           -            -      (1,549)
   Proceeds from shares issued on exercise of
    options and warrants                                1,289         388        2,754         394
   Contribution by minority interest                        -           -          200           -
   Dividends paid                                        (793)       (716)     (11,973)     (2,889)
                                                    ----------- ------------ ----------- ------------
Net cash provided by (used in) financing activities $     495   $     572    $  (9,093)  $  (7,355)
                                                    ----------- ------------ ----------- ------------
Foreign currency translation adjustments                    9          (1)           4          (9)
                                                    ----------- ------------ ----------- ------------
Net (decrease) increase in cash and cash
  equivalents                                          (5,701)    (18,503)       4,681     (17,000)
                                                    ----------- ------------ ----------- ------------
Cash and cash equivalents at beginning of period       64,597      72,718       54,215      71,215
                                                    ----------- ------------ ----------- ------------
Cash and cash equivalents at end of period          $  58,896   $  54,215    $  58,896   $  54,215
                                                    =========== ============ =========== ============

                                 Page 5 of 6

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2000 AND 1999
(In Thousands of U.S. Dollars)

1.   Accumulated  other   comprehensive   income  represents   foreign  currency
     translation  adjustments.  The  comprehensive  income  of the  Company  was
     $23,952 and  $11,797  for the twelve  months  ended  December  31, 2000 and
     December 31, 1999, respectively.

2. Business segment information - The Company operates principally in the consumer electronic product segment of the electronics manufacturing services ("EMS") industry. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:


                                            Three months ended        Twelve months ended
                                                December 31                December 31
                                             2000       1999          2000           1999
-------------------------------------    ---------- ----------   -----------   -----------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
       Unaffiliated customers            $ 55,341    $ 37,589     $  202,364    $  142,347

   - PRC, excluding Hong Kong:
       Unaffiliated customers               5,966         694         11,324         2,707
       Intersegment sales                  42,216      39,452        180,065       136,648

   - Intersegment eliminations            (42,216)    (39,452)      (180,065)     (136,648)
                                         ----------- -----------  ------------- ------------

         Total net sales                 $ 61,307    $ 38,283     $  213,688    $  145,054
                                         =========== ===========  ============= ============

INCOME (LOSS) FROM OPERATIONS WITHIN:
   - PRC, excluding Hong Kong            $    227    $    954     $    6,549    $    7,341
   - Hong Kong                              1,367          71         17,452         4,462
   - Canada                                     -           -              -            (5)
                                         ----------- -----------  ------------- ------------

         Total net income                $  1,594    $  1,025     $   24,001    $   11,798
                                         =========== ===========  ============= ============


                                               As at               As at
                                         December 31, 2000     Dec 31, 1999
---------------------------------------   -----------------   ----------------
IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA:
   - PRC, excluding Hong Kong              $      71,242        $     55,962
   - Hong Kong                                   137,128             102,785
                                           ---------------    ---------------
         Total assets                      $     208,370        $    158,747
                                           ===============    ===============



                                  Page 6 of 6

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                  TO RELEASE Q4/00 RESULTS ON FEBRUARY 12, 2001

VANCOUVER, CANADA January 15, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its unaudited fourth quarter results for the period ended December 31, 2000 before the market opens on Monday, February 12, 2001.

The Company will hold a conference call on Monday, February 12, 2001 @ 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 9, 2001.

Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612)-332-0637 just prior to its start time. Callers will be asked to register with the conference call operator.

FOURTH QUARTER DIVIDEND

The fourth quarter dividend of $0.09 per share will be paid on January 22, 2001 to shareholders of record at the close of business on December 31, 2000.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, personal digital assistants, electronic dictionary products, calculators, and various components including liquid crystal display ("LCD") modules for cellular phones, lithium ion rechargeable battery packs, and LCD panels. The Company utilises advanced production technologies such as chip on glass ("COG"), chip on board ("COB"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                            TO EXPAND COG PRODUCTION

VANCOUVER, CANADA December 18, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced its decision to expand its chip on glass ("COG") production capacity due to the strong market demand for liquid crystal display ("LCD") modules for cellular phones and other electronic products.

Based on the market demand and customers' order forecasts for LCD modules production capacity must increase sharply starting from January 2001, growing by 60% by the end of December 2001. Accordingly, the Company has ordered four additional COG production lines, to be installed between February and the end of April 2001, increasing the total number of production lines from five lines to nine lines. The cost of all the necessary machinery, including fixtures, factory re-layout, installation and other incidentals is approximately $10 million. The expansion will be financed internally from operating cash flows and existing cash on hand.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, personal digital assistants, electronic dictionary products, calculators, and various components including liquid crystal display ("LCD") modules for cellular phones, lithium ion rechargeable battery packs, and LCD panels. The Company utilises advanced production technologies such as chip on glass ("COG"), chip on board ("COB"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation for the installation schedule of additional COG production lines is a forward looking statement that is uncertain and dependent upon many factors including on time delivery of machinery and possible installation difficulties. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
             RECEIVES ISO 14001 ENVIRONMENTAL STANDARD CERTIFICATION

VANCOUVER, CANADA December 4, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that it's subsidiary Namtai Electronic (Shenzhen) Co. Ltd. has received ISO 14001 Certification. ISO 14001 is a standard published in 1996 by the International Organization for Standardization (ISO) that provides a structured basis for environmental management control, based on the process of "plan, implement, audit and review". ISO 14001 includes 21 specific requirements for areas of environmental management control with an aim of balancing socio-economic needs with environmental protection and prevention of pollution.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, personal digital assistants, electronic dictionaries, calculators, and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, and liquid crystal display ("LCD") panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web-site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
               FACTORY EXPANSION TO SUPPORT SALES GROWTH FORECASTS

VANCOUVER, CANADA November 15, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that an official ground breaking ceremony was held on Saturday, November 10, 2000 marking the beginning of construction of a new manufacturing facility. The ceremony was attended by local government officials and dignitaries, the project management team, the Company's management and employees, and the Hong Kong based construction company.

The construction of a five-storied electronics factory building within the Company's existing manufacturing campus is needed to support the customer sales forecasts that indicate strong growth for years 2001 and 2002. The new building will be approximately 138,000 square feet including:

- a new clean room to house the Company's advanced chip on glass and chip on board machinery

- room for additional surface mount technology production lines, and

- office space for the research and development department

Completion of construction is expected before the end of 2001 with normal operations commencing from March 2002. The projected cost for the new factory building is approximately $8 million with the installation of all necessary machinery and interior works adding an additional $7 million to the total budget. The construction will be financed with operating cash flows.

Sales for 2001 and 2002 are expected to once again increase sharply, even better than the current year, as a result of significant growth within Nam Tai's subassemblies and components business lines including rechargeable battery packs, liquid crystal display ("LCD") modules and LCD panel manufacturing.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones lithium ion rechargeable battery packs, and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. The Company's expectation for the completion date of the new factory building is uncertain and dependent upon many factors including weather, supply issues, and reliability of the construction company. Company's expectation for sales increases in 2001 and 2002 are based in part on customer forecasts which are not certain and may be changed by the customer. Other factors that might cause differences these and other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                               /s/ TADAO MURAKAMI
                             -----------------------
                                 TADAO MURAKAMI
                                    CHAIRMAN



Date:  February 15, 2001